Mail Stop 4561

March 7, 2008

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

Re: **BankUnited Financial Corporation**
Form 10-K for the Fiscal Year Ended September 30, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Schedule 14A
File No. 001-13921

Dear Mr. Camner:

We have reviewed the above referenced filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where indicated, we think you should revise your document in response to this comment in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Business

Lending Activities, page 3

1. Please revise future filings to define your term of "specialty consumer mortgages" as it is used throughout your document.

Alfred R. Camner
BankUnited Financial Corporation
March 7, 2008
Page 2

<u>Regulation, page 7</u>

2. It appears that you have significant operational difficulties, and have experienced a
    decline in your capital adequacy and liquidity. Describe any agreements or
    understandings, written or oral, with your regulatory agencies or their representatives. If
    you have been subject to any regulatory actions or have received any recommendations
    your financial regulators, please advise the staff regarding the nature of any
    recommendations made, any steps that you have taken to implement the requirements or
    recommendations of your regulators and management's opinion as to the extent to which
    you have complied with the recommendations.

<u>Risk Factors, page 16</u>

3. On page 19, you state that your payment option loans are re-amortized and the loan
    payments re-calculated at the earlier of (i) five years from inception of the loan; or (ii)
    when a loan balance has increased to 115% of the original loan. Further, you note that
    you anticipate that approximately $39 million of the payment option portfolio will reach
    the 115% level during fiscal year 2008. Please address the following regarding these
    disclosures, where appropriate in your document:

    -   Identify the range within the life of the loan at which your payment option loans
        typically reach the 115% level, discuss any trends the point at which the 115%
        level is reached over the years presented;

    -   In light of the current market conditions, more clearly discuss the point at which
        such loans can effectively be reamortized;

    -   Quantify the amount and number of loans with greater than a 100% loan-to-value
        ("LTV") that were reamortized during the quarters ended September 30, 2007 and
        December 31, 2007 and identify any trends in this area and how you have
        evaluated such refinancings under your current underwriting standards;

    -   Discuss the extent that you have or expect to participate in the Hope Now
        Alliance, and how such participation has or will affect your results of operations,
        your portfolio, and your underwriting standards;

    -   Describe the extent to which mortgage insurance covers the full re-amortized
        loan at 115%; and

    -   If mortgage insurance does not cover the additional 15% of negative amortization,
        then clearly disclose the factors you consider in evaluating your ability to recover
        the full amount of the payment option loans.

<u>Management's Discussion and Analysis of Financial Condition and Result of Operations</u>

4.   Please revise future filings to address the following regarding your mortgage insurance
        arrangements:

- Please clearly identify the triggers for payment under the mortgage insurance
  arrangements for which you are the primary beneficiary;

- Please discuss the timing of the receipt of proceeds under these policies;

- Tell us the extent to which you have experienced refusals or inability to pay under
  these policies for which you are the primary beneficiary;

- Disclose what happens if the mortgage insurers do not pay as required under the
  insurance policy. For example, tell us whether you are still obligated, as the
  guarantor of the principal and interest of the securities, to cover any shortfall in
  cash flows to the trust due to the failure of the mortgage insurer to make the
  required payments under the policy;

- Expand your discussion of the impact of a downgrade of one of the mortgage
  insurers to include all of the potential ramifications of the downgrade. For
  example, disclose whether any of the mortgage insurers provided a guarantee on
  any of your investment securities, and if so, how any downgrade in the insurer
  may impact the value of those securities; and

- Clearly identify any concentrations of exposure you may have to individual
  monoline insurers. Quantify the amounts of such exposure.

Loans, page 47

5.   In light of your substantial investment and trends experienced in your payment option
        ARM loans, which give the borrowers the option to make monthly payments that are less
        than the interest actually accrued on the loan, please disclose the following in future
        filings:

- Describe your policy for placing payment option ARM loans on non-accrual
  status, and discuss the impact of this policy on the nonperforming loan statistics
  disclosed;

- Disclose the amount of payment option loans classified as non-performing loans
  as of September 30, 2007 and September 30, 2006;

- Disclose the amount of accrued interest reversed during the year upon designation
  as a non-accrual loan;

- Disclose the approximate percentage of payment option ARM customers that select the minimum payment option instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal;

- Discuss any trends in the percentage of borrowers who have chosen a minimum payment option during the period instead of choosing a payment option that includes full payment of interest expense or payment of interest and principal;

- Disclose the approximate amount of pay-option ARM loans that are expected to reset or for which the negative amortization cap will be reached in fiscal years 2009 and 2010;

- Disclose the approximate amount of pay-option ARM loans expected to reset or reach the negative amortization cap in each of the remaining quarters in fiscal 2008.

- Disclose your loss mitigation strategies including, but not limited to, any plans to modify loans, convert adjustable mortgages into fixed rate, defer payments, extend amortization, or extend reset dates; and

- Describe how these loss mitigation strategies, if applied, will affect your loan receivable aging and loan performance status.

6. Revise your allowance disclosures to more clearly describe how you take into account the additional risks associated with negative amortization loans when computing your allowance for loan losses. Accordingly, please address the following:

- Where a borrower is deferring interest by paying less than the interest contractually owed on the loan, discuss what metrics you monitor on an ongoing basis to assess the borrower's ability to make the increased payments upon reset;

- Discuss how you consider situations where a borrower's LTV has exceeded 100% in determining the appropriate amount of your allowance;

- Specify whether you obtain updated appraisals or rely on the original collateral value when assessing LTV on negative amortization loans, including for purposes of ceasing negative amortization at the 115% level; and

- If you do not require updated appraisals in determining when the 115% limit has been reached, please clearly disclose what additional metrics you consider for these loans to mitigate the risk that the collateral value has decreased since origination.

7. We note that you have shifted from primarily originating monthly payment option products to Select-My-Payment loans and conforming agency loans in response to the

negative market conditions. In your future filings, please more clearly disclose how the shift in residential loan products from monthly payment option products to Select-My-Payment loans will improve long-term performance, as well as asset quality, considering it is still a payment option product.

8. You state on page 49 that the average LTV of the payment option portfolio at inception was 74% at September 30, 2007 with the adjustment for coverage of mortgage insurance. Please address the following regarding that ratio:

   • In order to highlight the effects of the adjustment for insurance coverage, revise to also disclose the unadjusted LTV ratio in your future filings;

   • Revise your future filings to clearly identify the extent to which the insurance coverage you are giving effect to in the adjustment is individual loan-specific versus a bulk loan pool basis; and

   • Please tell us in detail and briefly disclose why you believe it is appropriate to adjust the LTV ratio for mortgage insurance coverage.

9. We note you grant residential loans under both reduced documentation programs, and no documentation programs, which account for 31% and 9% of residential loans as of September 30, 2007, respectively. Please address the following:

   • In your future filings, disclose the amount of residential loans originated under reduced documentation programs and no documentation programs classified as non-performing loans as of September 30, 2007;

   • In your future filings, disclose the amount of payment option loans that were originated under reduced documentation programs and no documentation programs and if any are classified as non performing loans as of September 30, 2007;

   • For each of the last three year ends and subsequent interim balance sheet dates, please tell us and revise your future filings to disclose the percentage of reduced or low documentation loans in the portfolio as of the balance sheet dates presented that were classified as non-performing. For the same dates, separately tell us and disclose the percentage of full documentation loans that were classified as non-performing; and

   • In your future filings, disclose your loss mitigation strategies related to these loans and how these loss mitigation strategies, if applied, will affect your loan receivable aging and loan performance status.

10. You disclose on page 3 that you seek to transition to sell more loans into the secondary market rather than maintaining the majority for portfolio, and have altered your

residential loan production mix to comprise approximately 50% saleable residential mortgage loans, which are sold to FNMA, FHLMC, and other conduits. Please revise your future filings to address the following:

- Please clearly describe the terms of these "more saleable" residential mortgage loans; and

- Specifically identify the extent to which they include payment option loans and whether FNMA, FHLMC and other conduits have entered into commitments to purchase such loans.

Asset Quality, page 53

11.   You disclose on page 54 that real estate owned increased from $729,000 at September 30, 2006 to $27,732,000 at September 30, 2007. Further, you disclose on page 82 that you incurred $4.5 million adjustment to the carrying value of OREO in 2007. In your future filings, please revise the appropriate sections of your document to specifically disclose how you have considered these factors as well as the underlying trends and conditions of the real estate market in your underwriting standards of originating residential loans and your determination of the allowance for loan loss.

12.   You state on page 54 that nonperforming loans totaled approximately $181 million or 1.43% of total loans and the allowance for loan losses amounted to $58.6 million or 0.46% of total loans at September 30, 2007. We also note that your nonperforming loans increased significantly to $384.4 million as of December 31, 2007, while your allowance increased to only $117.7 million. In your future filings, please more clearly disclose how you determined your allowance for loan losses was adequate considering the amount of non-performing loans at September 30, 2007 and December 31, 2007.

13.   Revise your discussion of your loan portfolio and your non-performing loans to discuss any particular sub groups of loans which have presented particular weakness. Also, please detail the extent to which each problem group is present in your portfolio. For example, are your non-performing problems associated with a particular type of borrower, region, loan type or other specific factor? Also, to what extent are these problems due to conditions that may be confined to a particular time period or may continue into the foreseeable future? For example, why do you feel they will continue through 2008 and how can your reader anticipate at what levels this will occur? Are your non-performing loan problems occurring around particular structural events, such as rate adjustments and changes in required payment levels for a particular type of loan, at particular aging points?

Rate/Volume Analysis, page 60

14.   Please revise the rate/volume analysis in future filings to highlight the increase in negative amortization loans.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 84

15.   In light of the amount of loans transferred from portfolio to loans held for sale during each of the three years presented, please revise your future filings to clearly disclose how you determine which loans you intend to sell or securitize and which loans you intend to hold for investment. Disclose the reasons and triggers for loan transfers between the two classifications. Additional related information is available in Section II.Q.4 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance Outline available on the SEC's web-site.

16.   Please revise future filings to describe your charge-off and recovery policy in general as well as specifically as it relates to payment option loans. Please address the following in your description of you charge-off and recovery policy:

- Identify the triggers for reporting charge-offs and reporting recoveries;

- Clearly disclose how insurance proceeds are reflected in your recoveries, including the extent to which recoveries include received versus expected proceeds and bulk versus loan-specific insurance;

- Describe how you consider charge-offs for payment option loans given their unique characteristics that may mask a borrower's ability to pay; and

- Describe how actively such loans are evaluated for situations where borrowers cannot repay the balance of their loans.

Note 4 – Loans Receivable , page 99

17.   In light of the substantial amount of non-performing loans as of September 30, 2007 contrasted with your comparatively low charge-offs for the period then ended, revise your future filings to clearly disclose the steps you took and factors you considered in determining that additional charge-offs were not warranted during that period.

Form 10-Q For the Three Months Ended December 31, 2007

Note 1 – Principles of Consolidation and Basis of Presentation, page 7

18.   You state that the consolidated statement of cash flows for the three months ended December 31, 2006 was revised to present non-agency loans in the change in loans held for sale as an operating activity. Please tell us:

- When you identified this error;

- The facts and circumstances that indicated the existence of the error;

- Whether the error has an effect on other periods and filings, and if not, how you determined it was isolated to this period; and

- How you considered this error with your adoption of SAB 108.

Note 3 – Investments and Mortgage-backed Securities Available for Sale, page 11

19. Please revise your future filings to disclose the extent that your mortgage-backed securities are backed by negative amortization loans or sub-prime loans, and quantify any overlap.

20. It appears the unrealized losses in mortgage pass-through certificates increased from $13.5 million, as of September 30, 2007 to $32.4 million as of December 31, 2007. Please tell us and revise your future filings to clearly disclose the facts and circumstances you considered in determining that these securities were not other than temporarily impaired at December 31, 2007.

Note 4 – Loans Receivable, page 15

21. You state here that the recoveries for the three months ended December 31, 2007 represent $2.2 million in expected payments from mortgage insurance companies, net of an allowance of 10%. Please revise your future filings to address and tell us the following:

- Clearly describe your policies regarding recoveries, including your policies for setting up an allowance against expected proceeds;

- Identify the nature of the mortgage insurance policies addressed here, specifically describing the extent to which they were loan-specific policies;

- Discuss the extent to which recording expected but uncollected insurance proceeds is consistent with your policies in place in your prior periods. Identify any changes in policy or practice;

- Identify the quarter in which the charge-offs related to these recoveries were recorded;

- If the recoveries were related to bulk insurance policies rather than loans specific policies, clearly describe how you determined your presentation was appropriate;

- Explain how you determined that the 10% allowance against the expected recoveries was appropriate and necessary. Discuss the specific circumstances of these particular insurance payments which led you to determine an allowance was appropriate;

- Discuss the extent to which allowances were applied against expected proceeds in past periods; and

- Your disclosure on page 15 that recoveries represents expected payments less the 10% allowance seems inconsistent with your disclosure on page 38 that recoveries represent payments received. Please explain and revise your future filings to reconcile this apparent contradiction.

22. Please revise your future filings to address following regarding the $65 million provision for loan losses you reported for the three months ended December 31, 2007:

- More clearly identify the events which occurred during the quarter ended December 31, 2007 that lead you to report the provision for loan losses of $65 million;

- Clearly disclose how you considered the level of non-performing assets as of December 31, 2007 in determining that the amount of your allowance for loan losses as of December 31, 2007 and the Provision for loan losses for the quarter then ended was appropriate; and

- Specifically address how you considered the growth in your negative amortization loans as well as the deterioration in the overall economy and the economy in the areas of your geographic concentration specifically in determining that your allowance as of December 31, 2007 was appropriate.

23. Please revise your future filings to clearly describe the factors you considered in determining that your charge-offs reported in the quarter ended December 31, 2007 reflected all loans which met the criteria identified in your charge-off policy. Specifically explain how you considered the trends in your non-performing assets, including the trends in your foreclosures and the real estate market in your areas of geographic concentration in determining the amount of charge-offs for the quarter ended December 31, 2007.

Note 9 – Stock Based Compensation, page 19

24. Please tell us and revise your future filings to disclose the effect of compensation cost arising from share-based payment arrangements on the income statement for each period reported. Refer to paragraph 64 of SFAS 123R.

Results of Operations, page 27

25.   You state on page 30 that the increase in compensation expense includes costs associated with a larger staff in asset conservation, formerly know as loan default administration. Please revise your future filings to quantify the expenses associated with the asset conservation division for the last three fiscal years and this subsequent interim period. More clearly discuss the trends experienced in this area as well as your expectations for future periods.

Liquidity and Capital Resources, page 31

26.   Since the end of your fiscal year, your holdings of cash and cash equivalents has declined precipitously, while your credit allowances and your problem loans have increased. Similarly, your available excess capital has declined significantly. In future filings, revise this section to discuss management's view of your capital holdings, the adequacy of your liquid assets and your ability to withstand any future deterioration in your asset quality or further inability to access funding other than secured loans or insured deposits.

27.   Please address any changes in the required collateral underpinning your borrowing capacity from the Federal Home Loan Bank of Atlanta.

Asset Quality, page 36

28.   Consumer loan charge-offs have been under $200,000 consistently over the last five fiscal years. Please revise your future filings to describe the specific circumstances that led to the $1.8 million charge off of consumer loans during the three months ended December 31, 2007.

29.   We note you did not sell any payment option loans into the secondary market in the quarter ended December 31, 2007, as compared to $502 million during the same quarter ended December 31, 2006. Please revise your future filings to address the following:

    • The amount of payment options loans held for sale at September 30, 2007 and December 31, 2007;

    • How you determined whether a lower cost or market adjustment was appropriate for these loans at September 30, 2007 and December 31, 2007;

    • The steps you are taking as a result of the decrease in the demand of payment option loans in the secondary market; and

    • The extent to which you have transferred any payment options loans from held for sale back to your portfolio.

Schedule 14A

Cash Bonuses, page 15

30.   Here and for stock options and restricted stock awards, in future filings, where the committee uses targets to award the different types of executive compensation, please provide the actual targets. Please note that target quantification and your textual description of compensation should encompass the minimum-maximum concepts described in the table on page 19. If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

31.   In future filings, please disclose the methodology used by the committee to determine the individual, stock option awards made to the named executive officers. Please refer to Item 402(b)(1)(v) of Regulation S-K.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Matthew Komar at (202) 551-3781 or Kevin Vaughn at (202) 551-3494. All other questions may be directed to David Lyon at (202) 551-3421 or Chris Windsor at (202) 551-3419.

Sincerely,

Todd Schiffman
Assistant Director